FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For February 12, 2008

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) announced today that Azimut Exploration Inc. (TSX-V: AZM) has accepted that the defaults described in Azimut’s Notice of Default dated December 17, 2007 have been cured by NWT, with respect to the North Rae and Daniel Lake uranium properties located in the Ungava Bay region in northern Quebec and under option from Azimut Exploration Inc. (TSX-V: AZM).

In its Curative Notice, delivered on January 30, 2008 in response to Azimut’s Notice of Default, NWT disputed that it was in default. According to Azimut, the extensive documentation and data provided by NWT in its Curative Notice has adequately resolved the issues raised by the Notice of Default.

“We are pleased that this dispute has been resolved and that we can now move forward with Azimut on the continued exploration of North Rae and Daniel Lake, which we believe represent a new uranium district in Canada,” said Marek J. Kreczmer, President and CEO of NWT. “We trust that continued cooperation between our two companies will result in significant benefits for our shareholders through the aggressive development of our joint properties.”

NWT has the right to acquire up to 65% interest from Azimut in the North Rae Uranium Project, where results to date have revealed the potential for a new uranium district. NWT also has an option to acquire up to 65% ownership in the Daniel Lake Uranium Project, which neighbors North Rae. North Rae and Daniel Lake cover a total area of more than 300,000 acres (123,500 hectares).”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: February 12, 2008